

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2015

Sylvain Toutant
Chief Executive Officer
DAVIDsTEA Inc.
5430 Ferrier
Mount-Royal, Quebec, Canada, H4P 1M2

> **Re: DAVIDsTEA Inc.**
> **Registration Statement on Form F-1**
> **Response Dated May 1, 2015**
> **File No. 333-203219**

Dear Mr. Toutant:

We have reviewed your May 1, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 30, 2014 letter.

Notes to Consolidated Financial Statements

Note 17. Mandatorily Redeemable Preference Shares

Financial Derivative Liability, page F-29

1.   You state that you obtained and considered an independent third-party valuation in determining the "fair market value" of your common shares. Please explain how the Company reconciled "fair market value" and IFRS' requirement of fair value for the common shares.

2.   Based on your response to comment 1 we have the following additional comments:

- Please tell us how you calculated your illiquidity discount including how it was calculated and the assumptions underlying the selection of the discount;
- It appears you applied your illiquidity discount to the underlying value of the common shares before you input that assumption into the Black Scholes option pricing model (BSM). Please tell us what consideration was given to using the pre-discounted equity value in the BSM and then applying a discount to the results;
- Please note that minority, or control related, discounts are generally not considered an appropriate discount because as a minority shareholder you are aware of current management's decisions (and presumably cash flows to reflect those decisions), so in effect the value of the shares are equal. Therefore, please explain what the minority discount represents qualitatively. Alternatively, quantitatively illustrate the disproportionate returns to the controlling shareholder versus the minority shareholder being implied; and
- Please provide us with the valuation report for the reporting period ended January 31, 2015.

3.   You note that in positioning yourself to be marketed to investors, your underwriters recommended an IPO valuation based on a multiple of EBITDA. You also state that at January 31, 2015, you determined that a discounted cash flow income approach would provide the best indication of fair value. Given the proximity of January 31, 2015 to the date initial discussions with various underwriters took place, please advise why an EBITDA multiple was not used at the January 31, 2015 valuation. In this regard, please reconcile the values obtained by using EBITDA multiples (market approach) with the conclusion reached by your independent third-party valuation using the discounted cash flow approach (DCF) and explain the reason for any valuation difference between the two as of January 31, 2015. Please also address any qualitative factors of the company's achievements from January 31, 2015 through the intended IPO date that would explain the reason for any increase in value subsequent to January 31, 2015. We may have further substantive comment.

4.   Please tell us when you began initial discussions with any underwriters on potential pricing or awareness on market ranges. Please summarize the results of such discussions including the date discussed and possible ranges of initial offering prices during the period in which you were determining the selection of your underwriter. Please be detailed on this timeline.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director